

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2021

Jonathan Webb
President and Chief Executive Officer
AppHarvest, Inc.
401 W. Main Street, Suite 321
Lexington, KY 40507

      Re: AppHarvest, Inc.
           Registration Statement on Form S-1
           Filed February 10, 2021
           File No. 333-252964

Dear Mr. Webb:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kasey Robinson at 202-551-5880 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Life Sciences

cc: John McKenna